DRINKER BIDDLE & REATH LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
                               Fax: (215) 988-2757
                              www.drinkerbiddle.com



                                  July 6, 2004






VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      ARMADA FUNDS ("REGISTRANT")
                  ---------------------------
Ladies and Gentlemen:

                  We are transmitting herewith Registrant's registration statement on Form N-14, including exhibits (the "Registration Statement"). This filing relates to the proposed acquisition of the assets and liabilities of the portfolios of The Provident Riverfront Funds (the "Acquired Funds") by corresponding portfolios of Registrant (the "Acquiring Funds"). The Combined Proxy Statement/Prospectus contained in this filing will be used in the solicitation of proxies of the shareholders of the Acquired Funds to approve an Agreement and Plan of Reorganization pursuant to which all of the assets and liabilities of each Acquired Fund will be transferred to the corresponding Acquiring Fund. Shareholders of the Acquired Funds also will be asked to approve a new investment advisory agreement that will replace an interim advisory agreement. The new agreement will remain in effect until the reorganization of the Acquired Funds is completed. As explained in the Combined Proxy Statement/Prospectus, approval of the new advisory agreement is necessitated as a result of the acquisition of Provident Financial Group, Inc. by National City Corporation.

                  Registrant would like to have an effective Registration Statement on or before August 6, 2004, and is willing to work with the staff toward this goal. Registrant intends to file a pre-effective amendment to the Registration Statement which will include as exhibits the Acquiring Funds' Annual Reports dated May 31, 2004.

                  Registrant has previously registered an indefinite number of its shares under the Securities Act of 1933 (the "1933 Act") pursuant to an election under Rule 24f-2 under the Investment Company Act of 1940.

                  Registrant reserves the right to orally request acceleration of the registration statement pursuant to Rule 461(a) under the 1933 Act. In connection with an oral request for acceleration, Registrant and Professional Funds Distributor, LLC, as principal underwriter, are aware of their obligations under the 1933 Act.

                  As requested in the staff's generic comment letter dated February 24, 1994, we note for your information that shares of Registrant's portfolios are marketed in part through banks.

                  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2442 or, in his absence, to Daniel Yeh at (215) 988-2975.

                                                     Sincerely,


                                                     /s/ Edward T. Searle
                                                     --------------------
                                                         Edward T. Searle


ETS/da
Enclosures